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July 3, 2008

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, DC 20549

Attention: Kathryn Jacobson

Re:	Securus Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed on March 31, 2008

Form 10-Q for the Three-Month Period Ended March 31, 2008

Filed May 15, 2008

File No. 333-124962

Ladies and Gentlemen:

On behalf of Securus Technologies, Inc. (the “Company”) this letter is being filed in response to comments contained in the letter dated June 24, 2008 (the “Letter”) from Larry Spirgel of the Staff (the “Staff”) of the Securities and Exchange Commission to Keith Kelson, the Company’s then Chief Financial Officer. The responses set forth below are based upon information provided to White & Case LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company respectfully requests that it be permitted to respond to the Staff’s comments by making changes to the disclosure in its future periodic reports. Page numbers referred to in the responses reference the applicable pages of the Company’s Form 10-K for the fiscal year ended December 31, 2007.

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On behalf of the Company, we advise you as follows:

Cash Flows, page 48

1.

We note your disclosure that based on your current and expected level of operations, you believe your cash flow from operations, available cash and available borrowings under your $30 million working capital facility will be adequate to meet your liquidity needs for your operations for the foreseeable future, although you cannot assure that they will be "in an amount sufficient to enable you to service your indebtedness or fund your other liquidity needs."

Please tell us and revise your disclosure to address the following:
•	if the "foreseeable future" as referred to herein covers the twelve months following the 12/31/2007 balance sheet date;
•	if your liquidity needs include amounts required to service your indebtedness; and
•	what other liquidity needs you may have which may not be sufficiently met by your current resources.
Response:
•	The foreseeable future includes the twelve months ending December 31, 2008.
•	“Liquidity needs” includes the cost to service our indebtedness.
•	The Company’s other liquidity needs are capital expenditures for equipment installation in connection with new customer contracts.

Following is the portion of the disclosure responsive to your comments that we respectfully propose to include in the Company’s future filings:

“Based on our current and expected level of operations, we believe our cash flow from operations, available cash and available borrowings under our $30.0 million working capital facility will be adequate to make required capital expenditures and to service our indebtedness and meet our other working capital needs for at least twelve months from our balance sheet dated _________, 2008. We cannot assure you, however, that our available sources of cash will be sufficient to enable us to make such capital expenditures, service our indebtedness or to fund our other working capital needs. Further, in the event we wish to make additional acquisitions, we may need to seek additional financing.”

MIAMI 785823 (2K)

(8) Redeemable Convertible Preferred Stock, page 79

2.	Please tell us the redemption terms and how you considered SFAS 150 in accounting for this stock. If SFAS 150 is not applicable, tell us how you considered EITF 98-5 as amended by EITF 00-27.

Response:

The material redemption terms of the Redeemable Convertible Preferred Stock (“Preferred Stock”) are as follows:

At the election of the Company’s board of directors, at any time on or after January 1, 2010 the Company may redeem pro rata from all holders of Preferred Stock some or all of the shares outstanding on the date of such redemption. The redemption price of each share of Preferred Stock redeemed is equal to the greater of (a) the greater of (i) $2,000 per share (as adjusted for certain events) plus all accrued but unpaid dividends, and (ii) amount per share to which each holder of Preferred Stock would have been entitled had such holder converted his shares into common stock of the Company, and (b) the fair market value of a share of Preferred Stock as of the redemption date.

The Company concluded that the Preferred Stock did not fall within the scope of SFAS 150 and, therefore, did not require classification as a liability at December 31 2007 and March 31, 2008. The Company based its overall conclusion on the following facts and related analysis:

•

The conversion and redemption features of the Preferred Stock do not represent unconditional obligations to redeem the Preferred Stock at a specified or determinable date. Therefore, the Preferred Stock does not fall within the scope of paragraphs 9 and 10 of SFAS 150.

•	There is no freestanding financial instrument other than the Preferred Stock itself. Consequently, paragraph 11 of SFAS 150 does not apply.
•

If the Company does not achieve a minimum Credit Facility Cash Flow (as defined in the Company’s Certificate of Designation, Preferences and Rights for the Preferred Stock) of $45 million for the twelve months ended June 30, 2008 the conversion ratio of the Preferred Stock changes from (a) one share of Preferred Stock to one share of common stock to (b) one share of Preferred Stock to two-hundred shares of common stock (subject to certain adjustments). This conditional obligation does not fall within the scope of paragraph 12 of SFAS 150.

EITF 98-5 as amended by EITF 00-27 requires a contingent conversion option to be measured using the commitment date fair value of the underlying stock but that it not be recognized unless the triggering event occurs and the contingency is resolved. The

MIAMI 785823 (2K)

condition that the Company achieves $45 million of Credit Facility Cash Flow, which is the triggering event, had not occurred as of December 31, 2007 or March 31, 2008.

The Company relied on the guidance provided in ASR 268 and EITF Topic D-98 to account for the Preferred Stock. Redeemable preferred stock that is not within the scope of SFAS 150 should be recorded at the fair value on the issue date. Paragraph 4 of EITF Topic D-98 requires a security to be classified outside of permanent equity if an event that triggers redemption is not solely within the control of the issuer. Substantially all of the Preferred Stock is held by the Company’s majority stockholders who, consequently, have the power to control the Company’s board of directors. Paragraph 7 of EITF Topic D-98 specifically addresses this situation and concludes that permanent equity classification is not appropriate. Therefore, the Company classified the Preferred Stock outside of permanent equity in the consolidated financial statements as of December 31, 2007 and March 31, 2008.

(6) Segment Information, page 73

3.

Refer to page 29 in which you referred to your international operations subject to multiple and potentially conflicting regulations in Europe, Australia, and North America. Please disclose the geographic information required under paragraph 38 of SFAS 131 or tell us why such disclosure is not required.

Response:

The Company’s international operations arise from its Offender Management Software segment. The Company began operating this segment in the third quarter of 2007 when it acquired Syscon Justice Systems, Inc. and certain of Syscon’s affiliates. The revenues and long-lived assets of this business segment were immaterial to the consolidated financial statements as of December 31, 2007 and, therefore, were not included as geographic footnote disclosures. Syscon Justice Systems, a Canadian corporation, represented $7,933,000, or 2%, of the Company’s consolidated revenue and $880,000, or 2%, of the Company’s consolidated long-lived assets as of and for the twelve months ended December 31, 2007. The Company will continue to evaluate the materiality of this segment for all future filings.

Exhibits 31.2 and 31.3

4.

Please refer to #4. Revise the first paragraph to reference the "internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). " As a separate item, disclose that you have "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." Please also comply with this comment in your Form 10-Q.

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5.	Please refer to #4(c). Revise to refer to the "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)."

Response:

The Company respectfully proposes that it address comments 4 and 5 above by revising the relevant provisions of Exhibits 31.2 and 31.3 in future periodic reports to read as follows:

“The registrant’s other certifying officer and I are responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:”

“c) disclosed in this annual report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting disclosed in this annual report; and”

d) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.”

If you require additional information, please telephone the undersigned at the telephone number indicated on the first page of this letter.

Sincerely,

/s/ David Birke

David Birke

cc:	Richard A. Smith (Securus Technologies, Inc.)
William Markert (Securus Technologies, Inc.)
Jorge L. Freeland (White & Case LLP)
Lisa Acosta (KPMG)

5

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